Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 001-06035

Lockheed Martin Announces Agreement to Acquire Titan Corporation

SAN DIEGO, Sept. 15 /PRNewswire-FirstCall/—Lockheed Martin Corporation (NYSE: LMT) and Titan Corporation (NYSE: TTN) have entered into a definitive agreement for Lockheed Martin to acquire Titan. Under the merger agreement, shareholders of Titan may elect to receive $22 per share in cash, an equivalent amount of Lockheed Martin common stock or a combination. Shareholders who elect to receive all cash or stock will be subject to pro- ration, so that the aggregate amount of cash and stock paid will each equal 50 percent of the merger consideration. The total value of this transaction, including the assumption of about $580 million of Titan debt, is approximately $2.4 billion before accumulated tax benefits.

Lockheed Martin expects the proposed acquisition to be immediately accretive to its earnings and to fund the cash portion of the merger consideration using existing cash and short-term investments. The transaction has been approved by the boards of directors of each company and is expected to close in the first quarter 2004, subject to approval by Titan shareholders, government regulatory reviews and other closing conditions described in the merger agreement.

San Diego-based Titan Corporation provides command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), enterprise information technology (IT) and homeland security products and services, with over 11,000 employees in 41 states and 12 countries.

Nearly all of Titan’s sales are to the U.S. Government. For the first six months of this year, Titan reported sales of about $815 million, an increase of 24 percent compared to the first half of 2002.

Titan provides comprehensive services, solutions and communications products through over 2,000 contracts and transformational programs to a wide range of customers, including the Department of Defense, Department of Homeland Security, intelligence and various civil agencies.

“Titan provides additional presence within the U.S. Government customer base and expands our competencies. Titan is an excellent fit with Lockheed Martin, and its acquisition is consistent with our disciplined growth and cash deployment strategies,” said Vance Coffman, Lockheed Martin chairman and chief executive officer.

“Titan’s outstanding record of sales growth and the quality of its workforce made this transaction very attractive to us. This workforce, together with our highly skilled people, allows us to provide more cost effective and robust solutions to customers of both companies. Our combined capabilities will continue to enhance the Defense Department’s transformational systems and focus on the evolving threats that face our country,” Coffman added.

“We are extremely proud of our track record of growth and dedicated service to our nation during our 22-year history,” said Titan chairman, president and chief executive officer Gene W. Ray. “Lockheed Martin is acquiring Titan to expand and grow the business. Together we will offer a broader spectrum of system and IT solutions to our customers. As such, I am confident that this match is a winner for our customers and employees.”

Among other terms, the merger agreement provides that the exchange rate for shareholders who receive stock will be determined by dividing $22 by the average of the daily high and low sales prices per share of Lockheed Martin common stock on the NYSE composite transaction tape for the 10 trading days preceding the third trading day prior to the effective date of the merger, subject to specified collars. If the average price exceeds $58 (the “Upper Collar”), then the exchange rate will be calculated using the Upper Collar instead of the average price. If average price is less than $46 (the “Lower Collar”), then the exchange rate will be calculated using the Lower Collar instead of the average price.

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 11,000 employees.

Headquartered in Bethesda, Md., Lockheed Martin employs about 125,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. The corporation reported 2002 sales of $26.6 billion.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan intend to file a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of an Agreement and Plan of Merger among Lockheed Martin, a Lockheed Martin subsidiary and Titan. The proxy statement/prospectus will be mailed to the shareholders of Titan. Shareholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, shareholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Shareholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

Lockheed Martin. Vance D. Coffman, Lockheed Martin’s chairman and chief executive officer, and certain of Lockheed Martin’s other executive officers may be deemed to be participants in the solicitation of proxies of Titan shareholders in connection with the proposed merger. Shareholders and investors may obtain more detailed information regarding the names, affiliations and interests of Dr. Coffman and certain of Lockheed Martin’s other executives in the solicitation by reading the proxy statement/prospectus when it becomes available.

Titan. Dr. Gene W. Ray, Titan’s chairman, president and chief executive officer, and certain of Titan’s other executive officers may be deemed to be participants in the solicitation of proxies of Titan shareholders in connection with the proposed merger. Shareholders and investors may obtain more detailed information regarding the names, affiliations and interests of Dr. Ray and certain of Titan’s other executives in the solicitation by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the federal securities laws. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those described. The forward-looking statements contained in this press release include statements about future accretion of earnings, possible cost savings and the expected timing for closing of the merger.

The risks, uncertainties and other factors that may affect the forward- looking statements include: the risk that Titan’s business may not be integrated successfully; failure of the satisfaction of closing conditions (including Titan shareholder approval and the receipt of regulatory approvals); the failure to retain key Titan employees; the inability to achieve cost savings from combined lines of business; the ability to obtain or the timing of obtaining future government awards; the availability of government funding and customer requirements both domestically and internationally; general economic conditions and trends, and other risks affecting Lockheed Martin’s and Titan’s businesses described in their 2002 Form 10-K and other more recent filings with the SEC. Lockheed Martin and Titan expressly disclaim a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.

CONTACTS: Lockheed Martin

Media: Tom Jurkowsky, (301) 897-6352

Investor Relations: James R. Ryan, (301) 897-6584

Titan

Media: Wil Williams, (858) 552-9724

Investor Relations: Laura Catalino, (858) 552-9400

For further information, please visit:

Lockheed Martin: http://www.lockheedmartin.com

Titan: http://www.titan.com